Buenos Aires, March 21st,  2017

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

                                                                      Ref.: Relevant Fact. Cumulative Voting.

Dear Sirs:

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”) in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), to inform that on the date hereof the Company received a notice from the Shareholder Fondo de Garantía de Sustentabilidad – Administración Nacional de la Seguridad Social (“FGS-ANSES”).

In the aforementioned notice, FGS-ANSES informed its intention to exercise the right to cumulative voting, in the terms of arts. 263 and 289 of the Companies Law N° 19.550 and in relation to item 7 of the Agenda for the General Ordinary and Extraordinary Shareholders Meeting due to take place on April 7, 2017; that reads: “Appointment of directors and the respective alternate directors. Distribution of positions in the Board. Appointment of alternate Audit Committee members.”

Sincerely

_____________________________

Victoria Hitce

Head of Market Relations